PRESS RELEASE

ALAMOS AND AURICO METALS ANNOUNCE COMPLETION OF MERGER

Toronto: July 2, 2015: Alamos Gold Inc. (“Alamos”) (TSX/NYSE: AGI) and AuRico Metals Inc. (“AuRico Metals”) (TSX: AMI) are pleased to announce the completion of the previously announced arrangement (“Arrangement”) involving Alamos Gold Inc. (a predecessor to Alamos) (“Former Alamos”) (TSX/NYSE: AGI) and AuRico Gold Inc. (a predecessor to Alamos) (“Former AuRico”) (TSX/NYSE: AUQ). Pursuant to the Arrangement, Former Alamos and Former AuRico amalgamated to form Alamos, and certain assets of Former AuRico, including the Kemess project, certain royalties and cash, were transferred to AuRico Metals. Approximately 95.1% of the common shares of AuRico Metals (“AuRico Metals Shares”) were distributed to Former Alamos and Former AuRico shareholders. Following completion of the Arrangement, Alamos holds an equity interest of approximately 4.9% in AuRico Metals.
Under the terms of the Arrangement, each Former Alamos share held was ultimately exchanged for 1 Class A common share of Alamos (“Class A Shares”), US$0.0001 in cash, and 0.4397 AuRico Metals Shares, and each Former AuRico share held was ultimately exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos has approximately 255,505,000 Class A Shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% and AuRico Metals has approximately 118,120,000 shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% of the shares not held by Alamos.
It is anticipated that Alamos will commence trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under the symbol “AGI” and AuRico Metals will commence trading on the TSX under the symbol “AMI” on July 6, 2015. Former Alamos and Former AuRico shares will be delisted from the TSX and NYSE that same day.
“The completion of the merger has transformed Alamos into a leading intermediate producer. With diversified gold production from three North American mines, a portfolio of low-cost development projects in safe jurisdictions, and one of the strongest balance sheets of our peer group, we look forward to creating significant long term value for our shareholders” said John A. McCluskey, President and Chief Executive Officer of Alamos.
“We are very happy to bring the transformative Alamos-AuRico merger to fruition as we believe the new company will be a stand-out performer in the intermediate gold producer space. Completion of the merger also marks the inception of a new company, AuRico Metals, formed around a portfolio of high quality producing gold royalties and the advanced Kemess project. We are very excited to get behind this new vehicle as we strive to deliver sustained value creation for our shareholders,” added Scott Perry, Executive Chairman of AuRico Metals.
Termination of Dividend Reinvestment and Share Purchase Plan
In connection with the completion of the Arrangement, the boards of directors of Former Alamos and Former AuRico approved the termination of the existing dividend reinvestment and share purchase plans of Former Alamos and Former AuRico, respectively. Upon termination of these plans, all whole shares of Former Alamos and Former AuRico held on behalf of participants under the plans were exchanged for Class A Shares, cash and AuRico Metals Shares in accordance with the Arrangement and as described above. All entitlements to fractional shares of Former Alamos or Former AuRico under these plans will be paid to plan participants as cash in accordance with the terms of the plans.
Participants seeking further information with respect to their entitlements under the Former Alamos and Former AuRico dividend reinvestment and share purchase plan may contact the plan agent, Computershare Trust Company of Canada. Alamos expects to announce the implementation of a new dividend reinvestment plan in the near future.
Amendment and Restatement of Shareholder Rights Plan
The board of directors of Alamos has approved the amendment and restatement of the amended and restated shareholders rights plan agreement dated May 13, 2013 between Former AuRico and Computershare Investor Services Inc. (“Rights Plan”). The amendment and restatement of the Rights Plan does not require shareholder approval in accordance with its terms, and was intended to reflect clerical changes resulting from the amalgamation of Former

AuRico and Former Alamos pursuant to the Arrangement. A copy of the amended and restated Rights Plan will be posted on SEDAR.
Audit Committee
In connection with the completion of the Arrangement, the board of directors of Alamos appointed an audit committee composed of four directors, Paul Murphy (Chair), David Fleck, Ronald Smith and Patrick Downey, each of whom is independent within the meaning of the rules and guidelines of the TSX and the NYSE and the applicable securities regulatory authorities.
Appointment of Auditors
Additionally, KPMG LLP has been appointed as Alamos’ auditors going forward.

About Alamos Gold
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of exploration through advanced development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development.
For further information please visit the Alamos website at www.alamosgold.com or contact:

Scott Parsons Vice President, Investor Relations Alamos Gold Inc. 416-368-9932 x439 sparsons@alamosgold.com

About AuRico Gold
AuRico Metals is a mining royalty and development company whose cornerstone assets include a 1.5% NSR on the Young-Davidson Gold Mine, located in Ontario, Canada, a 2% NSR on the Fosterville Mine, located in Victoria, Australia, and 100% ownership of the advanced Kemess Project in British Columbia, Canada. AuRico Metals’ goal is to deliver sustained value creation for the company’s many stakeholders. AuRico Metals’ head office is located in Toronto, Ontario, Canada.
For further information please contact:

Chris Richter President and Chief Executive Officer AuRico Metals Inc. 416-216-2780 chris.richter@auricometals.ca

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Cautionary Statement
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos and AuRico Metals have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.